                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                    FORM 11-K


(Mark one)

[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of
    1934

For the fiscal year ended July 31, 2004     Commission file number: 001-05146-01

                                       OR

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from ________________________ to ___________________






      Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan
                c/o Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
                 Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                 Building VO-1
                               Groenewouldseweg 1
                       5621 BA Eindhoven, The Netherlands
                    (Address of principal executive offices)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        NONQUALIFIED STOCK PURCHASE PLAN


                                Table of Contents



                                                                       Page

Report of Independent Registered Public Accounting Firm                 1

Statements of Financial Condition - July 31, 2004 and 2003              2

Statements of Income and Changes in Plan Equity -
    Years ended July 31, 2004, 2003 and 2002                            3

Notes to Financial Statements                                           4

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Committee of the Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") as of July 31, 2004 and 2003 and the related statements of income and changes in plan equity for each of the years in the three year period ended July 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2004 and 2003, and the results of its operations each of the years in the three year period ended July 31, 2004 in conformity with US generally accepted accounting principles.


/s/KPMG LLP


New York, New York
October 29, 2004

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                        Statements of Financial Condition




                                              July 31, 2004      July 31, 2003
                                            ($ in thousands)   ($ in thousands)
Assets:
Investment in Philips Electronics N.V.
common stock at market value - 3,873,077
shares in 2004 and 3,441,459 shares in 2003
(cost $84,849 in 2004 and $74,911 in 2003)        93,844              71,479
Contributions receivable from participants         2,261               1,562
                                                  ------             -------
                            Total Assets          96,105              73,041
                                                  ------             -------
                            Plan Equity           96,105             $73,041
                                                  ======             =======


See accompanying notes to financial statements

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                 Statements of Income and Changes in Plan Equity

                                                          Year ended July 31,     Year ended July 31,      Year ended July 31,
                                                                 2004                     2003                    2002
                                                           ($ in thousands)         ($ in thousands)        ($ in thousands)
 Investment income (loss):
    Net appreciation (depreciation) in market value
    of investments                                                 12,428               $  5,679                 (7,729)
    Net realized loss on sale of investments                         (971)                (1,462)                   (22)
    Dividend income from Koninklijke Philips
    Electronics N.V. common stock                                   1,329                  1,039                    427
                                                                 --------               --------               --------
                                                                   12,786                  5,256                 (7,324)

Contributions:
    Participants                                                   22,438                 23,857                 25,986
    Employer                                                        6,483                  6,532                  8,580
                                                                 --------               --------               --------

    Total contributions                                            28,921                 30,389                 34,566
                                                                 --------               --------               --------
    Total additions                                                41,707                 35,645                 27,242

Less: Distributions to participants                               (18,643)                (5,086)                (4,716)
                                                                 --------               --------               --------

    Net Increase                                                   23,064               $ 30,559               $ 22,526


Plan Equity:
   Beginning of the Year                                           73,041                 42,482                 19,956
                                                                 --------               --------               --------
   End of Year                                                     96,105               $ 73,041               $ 42,482
                                                                 ========               ========               ========

See accompanying notes to financial statements

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2004 and 2003


(1)    Description of the Plan

       The following description of the Koninklijke Philips Electronics N.V. (the "Company") Nonqualified Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

       General

       The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of the Company effective August 1, 2000. The Plan makes available to eligible employees of certain of the Company's subsidiaries in the U.S. the right to purchase common shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange ("NYSE").

       Participation

       U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company except for certain senior executives, as defined by the Plan, are eligible to participate in the Plan after completing 30 days of full-time employment. Employees, subject to collective bargaining agreements, are eligible to participate upon acceptance of the Plan by their respective union. Certain suspension rules apply as described below in "Plan Restrictions."

       Contributions

       Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 in any calendar year.

       The cost of shares to the participants will be the lesser of 85% of the closing price on the first day of the applicable purchase period on which stocks are traded on the NYSE, or 85% of the closing price on the last day of the applicable purchase period on which stocks are traded on the NYSE. The difference between the fair value of the shares purchased and the cost to the participants represents employer contributions.

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2004 and 2003

       Participant shares are held by EquiServe N.A., the Plan's custodian.

       Contributions are used to purchase whole and fractional shares of the Company at the end of each purchase period (a calendar quarter).

       Vesting

       All contributions and common shares are 100% vested.

       Dividends

       Dividends paid, net of applicable taxes withheld, are reinvested into the participant's account and used to purchase additional common shares at the prevailing price.

       Plan Restrictions

       A participant may sell any shares held in their account at any time; however, if a participant sells shares held by the Plan for less than one year, that participant will not be allowed to make contributions to the Plan in the subsequent two purchase periods following the sale.

       Plan Termination

       The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

       Plan Expenses

       Plan expenses are paid by the Company.


(2)    Summary of Significant Accounting Policies

       The following are significant accounting policies followed by the Plan:

       Basis of Accounting

       The accompanying financial statements are prepared on the accrual basis of accounting.

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2004 and 2003


       Investment Valuation and Income Recognition

       The investment in shares held by the Plan is recorded at market value, measured by the closing price listed by NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded on first in, first out method. Dividends are recorded on the ex-dividend date.

       Use of Estimates

       The preparation of financial statements in conformity with US generally accepted accounting principal requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       Distributions

       Participants may request distributions of stock certificates or cash. Distributions are recorded when paid.

(3)    Investment in Common Shares

       Each participant is a 100% owner of the number of shares held on their behalf at EquiServe. Participants maintain the same rights as common stock shareholders.

       At July 31, 2004 and 2003, 3,873,077 and 3,441,459 shares were held respectively, for participants of the Plan valued at $24.23 and $20.77 per share at July 31, 2004, and 2003, respectively. There were $2,260,697 and $1,561,869 of participants' contributions not yet used to purchase shares on July 31, 2004 and 2003, respectively, which is reflected as contributions receivable from participants on the statements of financial condition.

       Proceeds from the sales of Company common stock, cost of stock sold and related realized loss were as follows:

                                       For the year ended July 31,
                                   2004            2003           2002
                                   ----            ----           ----

       Proceeds                 $18,643,000     $5,086,000      $4,716,000
       Cost of stock sold
                                 19,614,000      6,548,000       4,738,000
                               ------------    -----------     -----------

              Realized loss    $(971,000)      $(1,462,000)      $(22,000)
                               ==========      ============    ===========

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2004 and 2003

(4)    Tax Status

       The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Participants in the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the participant generally would include in ordinary income an amount equal to the excess, if any, of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the first or the last day of the purchase period, whichever is lower). Any additional appreciation or depreciation on the shares from the date of purchase until the date of subsequent sale will be treated by participants as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants will also be required to include, as ordinary income, the amount of any dividends on common shares purchased through the Plan.

(5)    Market Risk

       The Plan invested in one security, common stock of Koninklijke Philips Electronics N.V. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               KONINKLIJKE PHILIPS ELECTRONICS N.V.
                               Nonqualified Stock Purchase Plan




Date: October 29, 2004         By: /s/ Wilco Groenhuysen
                                   ------------------------------------------
                               Name:  Wilco Groenhuysen
                               Title: Chairman, Stock Purchase Plan Committee